Filed Pursuant to Rule 253(g)(2)

File No. 024-10767

BRIX STUDENT HOUSING REIT, INC.

SUPPLEMENT NO. 1 DATED APRIL 23, 2018

TO

OFFERING CIRCULAR DATED APRIL 17, 2018

This offering circular supplement (“Supplement”) is part of and should be read in conjunction with the offering circular of Brix Student Housing REIT, Inc., dated April 17, 2018 (the “Offering Circular”). Unless the context suggests otherwise, capitalized terms used in this Supplement shall have the same meanings as in the Offering Circular.

The purpose of this Supplement is to provide updated information on the acquisition of our initial investment in student housing real estate.

OFFERING CIRCULAR UPDATE

The following supersedes and replaces the first paragraph under the “PROPERTIES AND INVESTMENTS—Potential Initial Investment in Student Housing Real Estate” section of the Offering Circular:

Acquisition of Initial Investment in Student Housing Real Estate

On April 23, 2018, we acquired our initial student housing real estate investment through the acquisition of 5,929.9 non-voting, Class A Beneficial Interests (the “Interests”) in ACA Stadium View Student Housing DST, a Delaware statutory trust (the “Trust”) formed by ACA Stadium View Depositor, LLC, a Delaware limited liability company (“Depositor”). The purchase price for the Interests was $5,929,919 and we purchased the Interests for a 7.25% discount, resulting in our investment of $5,500,000 which constitutes a 31.55891% interest in the Trust.

The Trust owns a student housing development, known as “Stadium View Suites,” which is located at 1206, 1210, 1214, 1218, and 1222 South Fourth Street, Ames, Iowa, 50010 (the “Property”). The implied value of the Property in the Trust is $43,519,936 after excluding operating reserves of $490,064 and including an existing mortgage loan in the amount of $25,220,000 (the “Loan”). Our interest in the Property is equivalent to $13,734,417. The Loan is approximately 58% of the Property’s implied value. The Loan has a remaining term of approximately 9.5 years, bears interest at the fixed rate of 3.95% per annum, with interest only payments for the remaining term and a principal balance balloon payment due at maturity.

The Property is rented to students who attend Big 12 Conference member Iowa State University and consists of five (5) 4-story apartment buildings and a maintenance facility building. The Property has 197 2-, 3-, and 4-bedroom units with 518 individual tenant beds that were approximately 99% leased as of December 31, 2017. Property amenities include a clubhouse, fitness room, study and business lounge, game room, coffee bar, tanning bed, fire pit and barbeque grills. While the bedrooms are currently unfurnished, the Trust plans to fully furnish the entire complex to compete with other properties in the market.

The acquisition of the Interests was approved by our board of directors. In addition, Arrimus Capital Advisors, LLC, a Delaware limited liability company (“Arrimus”), the sole member of Depositor, and Mr. Ray Wirta, the chairman of our board of directors, have a business relationship through which Mr. Wirta receives financial consideration. Mr. Wirta is also the father of one of Arrimus’ principals and, therefore, the acquisition of the Interests was also approved by the conflicts committee of our board of directors. We funded the purchase price for the Interests through a draw of $6.0 million on our line of credit with Pacific Mercantile Bank which is described in “Investment Objectives and Criteria—Our Borrowing Strategies and Policies—Line of Credit” in the Offering Circular.

You should carefully read the “Risk Factors” section of the Offering Circular for a description of the types of risks that we will be subject to in connection with full ownership of student housing properties, which risk factors are also fully applicable to our equity investment in the Interests.

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In connection with our acquisition of the Interests, we will pay our Advisor an acquisition fee of $412,033 in accordance with the terms of our advisory agreement.

Set forth below is certain information relating to our investment:

Property & Location	Rentable beds	Year Acquired	Purchase Price (1) ($ thousands)	Financing ($ thousands)	Interest in Property ($ thousands)	Acquisition Fee ($ thousands)
Stadium View Suites, Iowa State University	518	2018	$5,930	$5,500	$13,734	$412
Occupancy Rate: 99%

(1)	Before discount of 7.25% or approximately $430,000.

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